                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                      AMERICAN INDUSTRIAL PROPERTIES REIT
         -------------------------------------------------------------
                                (Name of Issuer)

                Shares of Beneficial Interest, $0.10 par value
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   02679110
                   -----------------------------------------
                                 (CUSIP Number)


                             David Goldberg, Esq.
                                    Counsel
                             Public Storage, Inc.
                         600 N. Brand Blvd., Suite 300
                           Glendale, CA  91203-5050
                           (818) 244-8080, ext. 529
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 14, 1995
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP NO. 02679110           SCHEDULE 13D                PAGE 2 OF 2 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PUBLIC STORAGE, INC.
      [95-3551121]

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            465,900

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             465,900

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      465,900

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.13%

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      TYPE OF REPORTING PERSON*
14
      CO

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

ITEM 1.  SECURITY AND ISSUER
         -------------------

     The class of securities to which this Schedule 13D relates is the Shares of Beneficial Interest, $0.10 par value (the "Shares") of American Industrial Properties REIT, a Texas real estate investment trust (the "Issuer"). The address of the principal executive office of the Issuer is 6220 North Beltline, Suite 205, Irving, Texas 75063.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

     This Statement on Schedule 13D is being filed by Public Storage, Inc. ("PSI").

     PSI is a real estate investment trust, organized as a corporation under the laws of California, that has invested primarily in existing mini-warehouse facilities (through direct ownership, as well as general and limited partnership interests). PSI recently changed its name from Storage Equities, Inc. in connection with a corporate reorganization in which its United States real estate interests, together with certain advisory and property management subsidiaries, were combined with its mini-warehouse property manager. The principal executive offices of PSI are located at 600 North Brand Boulevard, Suite 300, Glendale, California 91203-1241.

     The directors and executive officers of PSI, their employers, addresses and current positions are listed below. Unless otherwise indicated, each person's address is the same as the address of PSI listed above.


Name of Director or             Employer/Address/Nature
Executive Officer of PSI        of Business                   Current Position
------------------------        -----------------------       ----------------
B. Wayne Hughes                 PSI                           Chairman of the Board and
(Executive Officer and                                        Chief Executive Officer
Director)

Harvey Lenkin                   PSI                           President
(Executive Officer and
Director)

Hugh W. Horne                   PSI                           Senior Vice President
(Executive Officer)

Ronald L. Havner, Jr.           PSI                           Senior Vice President and
(Executive Officer)                                           Chief Financial Officer

Marvin M. Lotz                  PSI                           Senior Vice President
(Executive Officer)

David Goldberg                  PSI                           Senior Vice President and
(Executive Officer)                                           General Counsel

Mary Jane Howard                PSI                           Senior Vice President
(Executive Officer)

Sara Hass                       PSI                           Senior Vice President
(Executive Officer)

John Reyes                      PSI                           Senior Vice President
(Executive Officer)



Name of Director or             Employer/Address/Nature
Executive Officer of PSI        of Business                   Current Position
------------------------        -----------------------       ----------------
Robert J. Abernethy             American Standard                President
(Director)                      Development Company;
                                Self Storage Management
                                Company
                                5221 West 102nd Street
                                Los Angeles, CA 90045

                                Developer and operator of
                                mini-warehouses

Dann V. Angeloff                The Angeloff Company             President
(Director)                      727 West Seventh Street
                                Suite 331
                                Los Angeles, CA  90017

                                Corporate financial advisory
                                firm

William C. Baker                Carolinas Restaurant             President
(Director)                      Enterprises, Inc.
                                3 Lochmoor Lane
                                Newport Beach, CA  92660

                                Franchisee of Red Robin
                                International Inc.

Uri P. Harkham                  The Jonathan Martin              President
(Director)                      Fashion Group
                                1157 South Crocker Street
                                Los Angeles, CA 90021

                                Designer, manufacturer and
                                marketer of women's clothing

                                Harkham Properties               Chairman of the Board
                                1157 South Crocker Street
                                Los Angeles, CA  90021

                                Real estate

Berry Holmes                    Private investor
(Director)                      11580 Hillcrest Street
                                Loma Linda, CA  92354

Michael M. Sachs                Westrec Properties, Inc.         President
(Director)                      16633 Ventura Boulevard
                                6th Floor
                                Encino, CA 91436-1835

                                Developer and operator of
                                recreational properties

     To the knowledge of PSI, all of the foregoing persons are citizens of the United States except Uri P. Harkham, who is a citizen of Australia.

     During the last five years, neither PSI nor, to the best knowledge of PSI, any executive officer, director or person controlling PSI, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

     As of November 14, 1995, PSI owned a total of 465,900 Shares, for which it paid an aggregate purchase price (including commissions) of $772,666.50. All funds used to purchase such Shares were obtained from PSI's working capital.

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     PSI acquired the Shares reported hereby for investment purposes. PSI intends to review its investment in the Issuer on a continuing basis and may, at any time, consistent with PSI's obligations under the federal securities laws, determine to increase or decrease its ownership of Shares through purchases or sales of Shares in the open market or in privately-negotiated transactions.
Such determination will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to PSI regarding its investment in the Issuer. At this time, PSI intends to continue to purchase Shares in the open market or in privately negotiated transactions.

     In October and November 1995, representatives of PSI have had various discussions with representatives of Issuer relating to possible corporate transactions, including a merger of Issuer and PSI, a transfer of commercial properties by PSI to Issuer, an infusion of capital by PSI into Issuer and employment arrangements with the principal executive officers of Issuer. There are no agreements, arrangements or understandings between PSI and Issuer as to any such transaction.

     Except as set forth above, PSI has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (ii) a sale or transfer of a material amount of assets of the Issuer; (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of the Issuer; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (vii) any class of securities of the Issuer being delisted from a national securities exchange or ceasing to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those described above. However, PSI retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

     (a) As of November 14, 1995, PSI owned 465,900 Shares, which constitute approximately 5.13% of the total number of Shares outstanding on November 14, 1995.

     (b) PSI has the sole power to vote and the sole power to dispose all of the 465,900 Shares owned by it.

     (c) During the 60-day period ending on November 14, 1995, PSI purchased the number of Shares in the transactions on the transaction dates and at the prices per Share (not including commissions) set forth below:

Transaction Date              No. of Shares Purchased   Price Per Share   Type of Transaction
----------------              -----------------------   ---------------   -------------------
10/18/95                                   200              $ 1.75            open market
10/18/95                                22,100                1.875           open market
11/07/95                                10,700                1.75            open market
11/10/95                                14,900                1.75            open market
11/14/95                                 3,000                1.75            open market
11/14/95                                15,000                1.875           open market

     To the best of PSI's knowledge, except as disclosed herein, PSI does not have beneficial ownership of any Shares as of November 14, 1995 and has not engaged in any transaction in any Shares during the 60-day period ending November 14, 1995.

     (d) Except as disclosed herein, no other person is known to PSI to have the right to receive or the power to direct receipt of distributions from, or the proceeds for the sale of, the Shares beneficially owned by PSI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT SECURITIES OF THE ISSUER
         ------------------------

     Except as disclosed herein, to the best knowledge of PSI, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between PSI and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

     (a)  None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November  22, 1995          PUBLIC STORAGE, INC.


                                    By:  /s/ Ronald L. Havner, Jr.
                                        -------------------------------------
                                        Name:  Ronald L. Havner, Jr.
                                        Title: Senior Vice President
                                               and Chief Financial Officer